Exhibit 99.3

00Y6EA Security Class Holder Account Number 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Fold Fold Form of Proxy - Annual Meeting of Shareholders of Talisman Energy Inc. to be held on May 1, 2013 This Form of Proxy is solicited by and on behalf of Management. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. • Go to the following web site: www.investorvote.com To Vote Using the Internet . • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Vote Using the Telephone . • You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on "eDelivery Signup". To Receive Documents Electronically . To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER. Every holder has the right to appoint a person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name appears on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by management. 6. This proxy should be read in conjunction with the accompanying documentation provided by management. Proxies submitted must be received by 11:00 am, Mountain Daylight Time, on April 29, 2013. Notes to proxy

A R 2 If you do not mark the box, or do not return this PROXY, then it will be assumed you do NOT want to receive Interim Financial Reports or the Corporate Responsibility Report. Interim Financial Reports & Corporate Responsibility Report Shareholders may elect annually to receive interim financial reports, if they so request. Also available is the Company’s Corporate Responsibility Report. Mark this box if you would like to receive the Interim Financial Reports by mail Mark this box if you would like to receive the Corporate Responsibility Report by mail Annual Report As a registered shareholder you will receive annual financial statements. Mark this box if you DO NOT want to receive the Annual Report by mail If you do not mark the box, you will continue to receive the Annual Report. . 00Y6GB Fold Fold Appointment of Proxyholder Enter the name of the person or company you are appointing if this person or company is someone other than C.R. Williamson or H.N. Kvisle. I/We, being registered holder(s) of common shares of Talisman Energy Inc. (the "Company") hereby appoint: C.R. Williamson, or failing him, H.N. Kvisle OR Authorized Signature(s) - This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by management. MM / DD / YY . Signature(s) Date as my/our proxyholder with full power of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the annual meeting of shareholders (the “Meeting”) of Talisman Energy Inc. to be held in the Macleod Hall, South Building, Lower Level of the Telus Convention Centre, 120 - 9th Avenue SE, Calgary, Alberta, Canada on Wednesday, May 1, 2013 at 11:00 am (Mountain Daylight Time), and at any adjournment thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. For Against For 2. Appointment of Auditor Reappointment of Ernst & Young, LLP, Chartered Accountants, as auditor of the Company for the ensuing year. Withhold 1. Election of Directors For 01. Christiane Bergevin 04. Kevin S. Dunne Withhold 07. Lisa A. Stewart 10. Charles R. Williamson Withhold For 02. Donald J. Carty 05. Harold N. Kvisle 08. Peter W. Tomsett 11. Charles M. Winograd Withhold For 03. William R.P. Dalton 06. Brian M. Levitt 09. Michael T. Waites My/Our proxyholder has discretionary authority on amendments or variations to the matters set out above and other matters which may properly come before the Meeting and I/we ratify all actions my/our proxyholder takes under this proxy. This Form of Proxy is solicited by and on behalf of management. 3. Advisory Vote on Executive Compensation Management recommends a vote FOR a resolution accepting the Company’s approach to executive compensation. Please read the resolution in full in the accompanying Management Proxy Circular.